SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

     Commission  File  Number  0-16936

                           NOTIFICATION OF LATE FILING

(Check One):     [  ] Form 10-K     [  ] Form 10-KSB     [  ] Form 20-F
[  ] Form  11-K   [  ]  Form  10Q      [X]  Form  10-QSB     [  ]  Form  N-SAR

For  Period  Ended:     June  30,  2005

               [  ]  Transition  Report  on  Form  10-K
               [  ]  Transition  Report  on  Form  20-F
               [  ]  Transition  Report  on  Form  11-K
               [  ]  Transition  Report  on  Form  10-Q
               [  ]  Transition  Report  on  Form  N-SAR

               For the Transition Period Ended:_________________________________

 Read  attached  instruction  sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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     PART  I  -  REGISTRANT  INFORMATION

          WorldWater  &  Power  Corp.
          Full  name  of  registrant

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Former  name  if  applicable

WorldWater  Corp.

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55  Route  31  South;  Pennington  Business  Park
Address  of  principal  executive  office  (Street  and  number)

Pennington,  New  Jersey  08534
City,  State  and  Zip  Code

PART  II  -  RULES  12b-25  (b)  AND  (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check  box  if  appropriate)

[X]     (a)     The  reasons  described in reasonable detail in Part III of this form  could  not  be  eliminated  without  unreasonable  effort  or  expense;

[X]     (b)     The  subject  annual  report,  semi-annual  report,  transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]     (c)     The  accountant's  statement or other exhibit required by Rule
12b-25(c)  has  been  attached  if  applicable.


PART  III  -  NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     Review  of  revenue  calculations  in  financial  statements  requires  an
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extension  of  time  for filing as afforded by this Form 12b-25 to file the Form
--------------------------------------------------------------------------------
10-QSB  for  the  period  ending  June  30,  2005.
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Part  IV  -  OTHER  INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

             James  S.  Brown                  (609)               818-0700
          ----------------------              -------            -------------
                 (Name)                    (Area  Code)       (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X]  Yes   [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion.

     [  ]  Yes   [X]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                            WorldWater & Power Corp.

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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:      August  15,  2005                By  :  /s/ Quentin T. Kelly
          --------------------                   ------------------------------
                                                   Quentin  T.  Kelly,
                                                   Chairman  and  CEO


     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

     ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

     GENERAL  INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.